

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

July 13, 2017

Cathy R. Smith
Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re:** **Target Corporation**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 8, 2017**
> **File No. 1-6049**

Dear Ms. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products